GulfMark Offshore, Inc. Exercises Option to Build
Second Aker Vessel and
Announces Current Contract Cover

     January 10, 2006 - Houston - GulfMark Offshore, Inc. (NASDAQ:GMRK) today announced that it has exercised an option to build a second Aker PSV09 design vessel.

     This vessel, which will be an identical sister ship to the Aker PSV09 currently under construction in Norway, is a 4,850 deadweight ton, diesel electric powered platform supply vessel. The purchase price for this vessel is approximately $30 million, with delivery currently expected during the third quarter of 2007. GulfMark will be the majority investor in a joint venture for the construction of the vessel. GulfMark has elected to purchase 100% of the first Aker PSV09 and has the right to purchase this vessel upon pre-agreed terms.

     Bruce Streeter, President and Chief Operating Officer of the Company, commented: "This decision to build the second Aker 09 vessel confirms and completes our new construction program. We have reviewed the market conditions and opportunities and believe that the addition of this high specification, highly efficient vessel is an excellent fit with the expectations of our customers. While GulfMark will continue to be opportunistic, we have now put together the additions to the fleet that we feel appropriate from both a strategic and earnings growth perspective. The addition of this vessel, coupled with the other vessels previously announced, should result in a substantial growth in earnings and cash flow. These additions are long lived assets that will start providing cash benefits in 2006, and like the building program started in calendar year 2000, will add significantly to the company's overall fleet value."

     Including this vessel, the Company currently has ten owned vessels under construction bringing the fleet of owned vessels to 58 in 2008 when the last vessel is delivered. Without additional changes, at the conclusion of this expansion the fleet would be comprised of 58 owned and 10 managed vessels.

     GulfMark also announced current contract cover information for 2006 and 2007:

Contract Cover (Including Options)	2006E	2007E
North Sea	75.3%	37.9%
Southeast Asia	14.0%	0.00%
Americas	92.8%	73.5%

All Vessels	63.9%	34.4%
Contract EBITDA ($ millions)	$66.0	$29.5

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GulfMark Offshore, Inc.
Press Release
January 10, 2006

     GulfMark's contract cover information, as well as other recent events regarding the company, is updated periodically and will be available on the company's summary fact sheet posted on GulfMark's website at www.gulfmark.com beginning in February.

     GulfMark Offshore, Inc. provides marine transportation services to the energy industry through a fleet of fifty-eight (58) offshore support vessels, primarily in the North Sea, offshore Southeast Asia, and the Americas.

Contact:          Edward A. Guthrie, Executive Vice President - Finance & CFO
                        (713) 963-9522

This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which involve known and unknown risk, uncertainties and other factors. Among the factors that could cause actual results to differ materially are: price of oil and gas and their effect on industry conditions; industry volatility; fluctuations in the size of the offshore marine vessel fleet in areas where the Company operates; changes in competitive factors; delay or cost overruns on construction projects and other material factors that are described from time to time in the Company's filings with the SEC. Consequently, the forward-looking statements contained herein should not be regarded as representations that the projected outcomes can or will be achieved.